Securities and Exchange Commission
                         Washington, D.C. 20549
                   ----------------------------------
                             Schedule 13E-3

                            (Amendment No. 3)
                            (Final Amendment)

                    Rule 13e-3 Transaction Statement
   (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                           RAWSON-KOENIG, INC.

                          (Name of the Issuer)

                           RAWSON-KOENIG, INC.
                            THOMAS C. RAWSON
                            PAMELA Y. RAWSON
                    RAWSON FAMILY LIMITED PARTNERSHIP

                  (Name of Person(s) Filing Statement)

                  COMMON STOCK, NO PAR VALUE PER SHARE

                     (Title of Class of Securities)

                                754498103

                  (CUSIP Number of Class of Securities)

                THOMAS C. RAWSON, CHIEF EXECUTIVE OFFICER
                           RAWSON-KOENIG, INC.
                          2301 CENTRAL PARKWAY
                          HOUSTON, TEXAS 77092
                             (713) 688-4414

  (Name, Address and Telephone Numbers of Person Authorized to Receive
   Notices and Communications on Behalf of Person(s) Filing Statement)

                             WITH COPIES TO:

                        GEORGE W. FAZAKERLY, ESQ.
                         GARY L. WOOLFOLK, ESQ.
                   VIAL, HAMILTON, KOCH & KNOX, L.L.P.
                      1717 MAIN STREET, SUITE 4400
                          DALLAS, TEXAS  75201
                             (214) 712-4400

    This statement is filed in connection with (check appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [X] A tender offer.

d.  [ ] None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:
    [ ]

                     Exhibit Index is located on Page 4.

                              INTRODUCTION

    This Amendment No. 3 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (this "Amendment") is being filed by Rawson-Koenig, Inc., a Texas corporation (the "Company"), in connection with the tender offer by the Company for all the issued and outstanding shares of its common stock, no par value (the "Common Stock") held by persons or entities that own Common Stock (the "Public Shareholders") upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer").

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

    Item 10 of the Schedule 13E-3 is hereby amended and supplemented as follows:

    The Offer expired at 12:00 midnight, New York City time, on October 31, 1997. Based on the preliminary count, which has been subsequently finalized, approximately 1,282,132 Shares were tendered pursuant to the Offer, of which 34,314 were tendered pursuant to notices of guaranteed delivery. Such Shares (including Shares delivered pursuant to notices of guaranteed delivery) constituted approximately 33% of the outstanding Shares and approximately 82% of the outstanding Shares held by persons other than the Rawson Family. On Tuesday, November 4, 1997, all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. The Shares acquired in the Offer were retired. As a result, the Rawson Family owns approximately 89% of the outstanding Shares. The Board of Directors of the Company by resolution declared a reverse stock split of 1 for 100 Shares to be effective on the record date of November 24, 1997. After the reverse stock split is completed on November 24, 1997, the Rawson Family will own over 90% of the outstanding Shares, which is a sufficient number of Shares to enable the Rawson Family to effect the Merger without a vote or meeting of the Company's shareholders. The Rawson Family intends to effect the Merger as soon as practicable after completion of the reverse stock split. A press release issued by the Company on November 7, 1997, announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (d)(8) and is incorporated herein by reference. A press release issued by the Company on November 11, 1997, announcing the reverse stock split is attached hereto as Exhibit (d)(9) and is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

    Item 17 of the Schedule 13E-3 is hereby amended by adding the following:

    (d)(8)  Press Release issued by the Company November 7, 1997.
    (d)(9)  Press Release issued by the Company November 11, 1997.


                            Page 2 of 4 Pages

                               SIGNATURES


    After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

November 13, 1997                Rawson-Koenig, Inc.

                                 By:  /s/ Thomas C. Rawson
                                      --------------------
                                 Name:  Thomas C. Rawson
                                 Title:  Chief Executive Officer


                                 /s/ Thomas C. Rawson
                                 --------------------
                                 Thomas C. Rawson


                                 /s/ Pamela Y. Rawson
                                 --------------------
                                 Pamela Y. Rawson


                                 Rawson Family Limited Partnership

                                 By:  /s/ Catherine A. Rawson
                                      -----------------------
                                 Name:  Catherine A. Rawson
                                 Title:  Managing General Partner








                            Page 3 of 4 Pages

                              EXHIBIT INDEX


                                                              PAGE IN
                                                              SEQUENTIAL
                                                              NUMBERING
EXHIBIT NO.                                                   SYSTEM
-------------------------------------------------------       ----------

     (d)(8)  Press Release issued by the Company on
               November 7, 1997.

     (d)(9)  Press Release issued by the Company on
               November 11, 1997.







                            Page 4 of 4 Pages